================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                                 (RULE 13D-102)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)


                               (AMENDMENT NO. __)*



                          GIGA INFORMATION GROUP, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

               COMMON STOCK,                                  37517M 10 9
         PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
      (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)


                                DECEMBER 31, 1998
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ] RULE 13D-1(B)
[ ] RULE 13D-1(C)
[X] RULE 13D-1(D)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on Following Pages
                                Page 1 of 5 Pages



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NYFS07...:\54\47954\0001\2579\SCH1269P.590

------------------------------------------------------        -----------------------------------------
CUSIP No.               37517M 10 9                     13G                   Page 2 of 5
------------------------------------------------------        -----------------------------------------

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
       1          NAME OF REPORTING PERSONS:           GIDEON I. GARTNER



                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                  (ENTITIES ONLY):
-------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                           (A) [_]
                                                                                           (B) [_]
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       3          SEC USE ONLY

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       4          CITIZENSHIP OR PLACE OF              UNITED STATES OF AMERICA
                  ORGANIZATION:

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      NUMBER OF           5    SOLE VOTING POWER:              2,082,445
        SHARES
                       --------------------------------------------------------------------------------
     BENEFICIALLY         6    SHARED VOTING POWER:            220,335
       OWNED BY
                       --------------------------------------------------------------------------------
         EACH             7    SOLE DISPOSITIVE POWER:         2,082,445
       REPORTING
                       --------------------------------------------------------------------------------
     PERSON WITH          8    SHARED DISPOSITIVE POWER:       220,335

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       9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                  EACH REPORTING PERSON:                       2,302,780

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       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                                                                                             [-]
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       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                    23.2%
                                                                                        ** SEE ITEM 4
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       12         TYPE OF REPORTING PERSON:            IN
-------------------------------------------------------------------------------------------------------



*        SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  IDENTITY OF ISSUER

        (a)         The name of the issuer is Giga Information Group, Inc.
                    (the "Issuer").

        (b) The address of the Issuer's principal executive office is One Longwater Circle, Norwell, Massachusetts 02061.

ITEM 2.  IDENTITY OF PERSON FILING

        (a)  - (c)  This report is being filed by Gideon I. Gartner with a business address of One Longwater Circle, Norwell, Massachusetts 02061 (the "Reporting Person"). The Reporting Person is a citizen of the United States of America.

        (d) - (e)   This report covers the Issuer's Common Stock, par value
                    $.001 per share (the "Common Stock"). The CUSIP number of the Common Stock is 37517M 10 9.

ITEM 3.

        Not Applicable.

ITEM 4. OWNERSHIP

        (a) As of December 31, 1998, the Reporting Personal beneficially owned 2,302,780 shares of Common Stock as follows: (i) 1,849,588 shares of Common Stock held directly by the Reporting Person; (ii) 220,000 shares of Common Stock subject to exercisable stock options held by the Reporting Person; (iii) 12,857 shares of Common Stock subject to exercisable warrants held by the Reporting Person; and (iv) 220,335 shares of Common Stock which are held of record by members of the Reporting Person's family. The Reporting Person disclaims beneficial ownership of the shares held by members of his family.

        (b) The 2,302,780 shares of Common Stock beneficially owned by the Reporting Person constitute 23.2% of the outstanding shares of Common Stock.

        (c) The Reporting Person has sole voting and dispositive power with respect to the (i) 1,849,588 shares of Common Stock held directly by the Reporting Person, (ii) 220,000 shares of Common Stock subject to exercisable stock options held by the Reporting Person and (iii) 12,857 shares of Common Stock subject to exercisable warrants held by the Reporting Person. The Reporting Person has shared voting and dispositive power with repsect to the 220,335 shares of Common Stock which are held of record by members of the Reporting Person's family.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not Applicable.






                             Page 3 of 5 Pages

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable.

ITEM 10. CERTIFICATION

        Not Applicable.




                             Page 4 of 5 Pages

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 10, 1999                       /s/ Gideon I. Gartner
                                              ------------------------------
                                              Gideon I. Gartner














                             Page 5 of 5 Pages